[GRAPHIC OMITTED]
      CERAGON NETWORKS



FOR IMMEDIATE RELEASE

              CERAGON NETWORKS NAMES RAN OZ CHIEF FINANCIAL OFFICER


         TEL AVIV, ISRAEL, SEPTEMBER 25, 2001- Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for communications service providers and mobile operators, today named Ran Oz its chief financial officer, effective immediately.

         Before joining Ceragon Networks' executive management team, Mr. Oz was the general manager and chief financial officer for six years at Jacada (NASDAQ:
JCDA), a leading provider of enterprise user interface solutions. Mr. Oz joined Jacada in 1995, during its start-up phase, and constructed a solid foundation for financial accounting and reporting practices while managing operations in Israel. He played an instrumental role in the success of Jacada's initial public offering on the NASDAQ National Market in October 1999.

          Prior to his employment at Jacada, Mr. Oz was employed as a certified public accountant at Somekh Chaikin, one of the largest professional services firms in Israel. At Somekh Chaikin, Oz managed accounting and auditing services for publicly traded high-tech companies.

          "Oz's extensive background in financial operations for publicly traded high-tech organizations was perfectly suited to our needs," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "I have no doubt that his leadership will serve Ceragon extremely well as we continue our growth in the cellular, metropolitan infrastructure and enterprise markets."

          "The high-capacity broadband wireless market is evolving, so it is an exciting time to join an industry leader like Ceragon," said Oz. "I look forward to working with Ceragon's executive management and contributing to its continued growth."

          Mr. Oz holds both a master's in business administration and economics and a bachelor's in accounting and economics from The Hebrew University of Jerusalem.

                                     (MORE)

CERAGON NAMES OZ CHIEF FINANCIAL OFFICER-2

ABOUT CERAGON NETWORKS LTD.

         Ceragon Networks Ltd. (Nasdaq: CRNT) is a pacesetter in broadband wireless networking systems, enabling quick and cost-effective high-capacity connectivity. Ceragon's products are uniquely designed for communications service providers and mobile operators to enable them to generate immediate revenue. The company's commercially proven intelligent broadband network solutions support multiple applications for the high-capacity metropolitan access, cellular backhaul and private networks markets. Ceragon's FibeAir product family operates across multiple frequencies from 13 to 38 GHz while complying with North American and international standards. As a global provider, Ceragon delivers IP, SONET/SDH and ATM broadband networking equipment that is installed with over 55 customers in more than 30 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. More information is available at www.ceragon.com.

Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

CONTACT:          Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com

                                       ###